UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: January 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Liquefied Petroleum Gas Import and Storage Terminal, India
EX-99.2 Nuclear Power Plant Project Agreement, United Arab Emirates
EX-99.3 Total's Response To Erika Verdict of January 16, 2008
EX-99.4 Total Supports Jean-Louis Etienne
EX-99.5 Erika: Total Compensates Third-Parties
EX-99.6 Two Heavy Oil Study Agreements with PDVSA, Venezuela
EX 99.7 Sincor transformed into a Mixed Company, Venezuela
EX-99.8 Deep-Conversion Launched, Port Arthur Refinery, Texas
EX-99.9 Decisions of the Board of Directors Meeting, February 12, 2008
EX-99.10 2007 Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: February 20, 2008	By:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	India: Commercial Start-up of a Liquefied Petroleum Gas Import and Storage Terminal (January 14, 2008).

➢	EXHIBIT 99.2:	Signature of a Partnership Agreement for a Nuclear Power Plant Project in the United Arab Emirates (January 14, 2008).

➢	EXHIBIT 99.3:	Total’s Response to the Erika Verdict Announced on January 16, 2008 (January 16, 2008).

➢	EXHIBIT 99.4:	Total supports Jean-Louis Etienne (January 22, 2008).

➢	EXHIBIT 99.5:	Erika : Total Compensates Third-Parties (January 25, 2008).

➢	EXHIBIT 99.6:	Total Signs Two Heavy Oil Study Agreements with PDVSA in Venezuela (February 4, 2008).

➢	EXHIBIT 99.7:	Venezuela: Sincor Officially Transformed into a Mixed Company (February 8, 2008).

➢	EXHIBIT 99.8:	Deep-Conversion Launched at the Port Arthur Refinery in Texas (February 12, 2008).

➢	EXHIBIT 99.9:	Decisions of the February 12, 2008 Board of Directors Meeting (February 12, 2008).

➢	EXHIBIT 99.10:	2007 Results (February 13, 2008).